SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2023

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Buenos Aires, April 28, 2023 – CRESUD S.A.C.I.F. y A. (NASDAQ: CRESY, BYMA:CRES), transcribes below a summary of what was resolved in the Ordinary and Extraordinary General Shareholders' Meeting held on April 27,2023.

ITEM ONE: APPOINTMENT OF TWO SHAREHOLDERS TO SIGN THE MEETING’S MINUTES.

The meeting approved by majority of votes the appointment of the representative of shareholder Bank of New York Mellon (BONY) and the representative of ANSES FGS Law 26425 (ANSES) to approve and sign the minutes of the Shareholders’ Meeting, jointly with the Chairman.

 ITEM TWO: CONSIDERATION OF APPROVAL OF EXTENSION OF GLOBAL NOTE PROGRAM FOR THE ISSUANCE OF SIMPLE, NON-CONVERTIBLE NOTES, SECURED OR UNSECURED OR GUARANTEED BY THIRD PARTIES, FOR A MAXIMUM OUTSTANDING AMOUNT OF UP TO USD 500,000,000 (FIVE HUNDRED MILLION U.S. DOLLARS) OR ITS EQUIVALENT IN OTHER CURRENCIES, AS APPROVED BY THE SHAREHOLDERS’ MEETING DATED OCTOBER 31, 2012 (THE “PROGRAM”) FOR A TERM OF FIVE YEARS OR SUCH LONGER TERM AS PERMITTED BY THE APPLICABLE LAWS.

 It was approved by a majority of votes the extension of the Global Program for the Issuance of simple, non-convertible notes, secured or unsecured or guaranteed by third parties, for a maximum outstanding amount at any time of up to USD 500,000,000 (US dollars five hundred million) or its equivalent in other currencies, for a new term of five years from its expiration date, that is from October 22, 2023, or for the longer term authorized by the Argentine Securities Commission.

  ITEM THREE: CONSIDERATION OF (I) DELEGATION TO THE BOARD OF DIRECTORS OF THE BROADEST POWERS TO IMPLEMENT THE EXTENSION OF THE PROGRAM AND TO DETERMINE ALL THE PROGRAM’S TERMS AND CONDITIONS NOT EXPRESSLY APPROVED BY THE SHAREHOLDERS’ MEETING AS WELL AS THE TIME, AMOUNT, TERM, PLACEMENT METHOD AND FURTHER TERMS AND CONDITIONS OF THE VARIOUS SERIES AND/OR TRANCHES OF NOTES ISSUED THEREUNDER; (III) AUTHORIZATION FOR THE BOARD OF DIRECTORS TO (A) APPROVE, EXECUTE, GRANT AND/OR DELIVER ANY AGREEMENT, CONTRACT, DOCUMENT, INSTRUMENT AND/OR SECURITY RELATED TO THE EXTENSION OF THE PROGRAM AND/OR THE IMPLEMENTATION OF THE INCREASE OF ITS AMOUNT AND/OR THE ISSUANCE OF THE VARIOUS SERIESAND/OR TRANCHES OF NOTES THEREUNDER; (B) APPLY FOR AND SECURE AUTHORIZATION BY THE ARGENTINE SECURITIES COMMISSION TO CARRY OUT THE PUBLIC OFFERING OF SUCH NOTES; (C) AS APPLICABLE, APPLY FOR AND SECURE BEFORE ANY AUTHORIZED SECURITIES MARKET OF ARGENTINAAND/OR ABROAD THE AUTHORIZATION FOR LISTING AND TRADING SUCH NOTES; AND (D) CARRY OUT ANY PROCEEDINGS, ACTIONS, FILINGS AND/OR APPLICATIONS RELATED TO THE EXTENSION OF THE PROGRAM AND/OR THE INCREASE OF ITS AMOUNT AND/OR THE ISSUANCE OF THE VARIOUS SERIES AND/OR TRANCHES OF NOTES UNDER THE PROGRAM; AND (III) AUTHORIZATION FOR THE BOARD OF DIRECTORS TO SUB-DELEGATE THE POWERS AND AUTHORIZATIONS REFERRED TO IN ITEMS (I) AND (II) ABOVE TO ONE OR MORE OF ITS MEMBERS.

It was approved by majority vote:
1.- to consider what was informed by the Chairman
2.- to approve the delegation to the Board of Directors of the broadest powers to resolve the process and to implement the extension of the Program; (II) the renewal of the delegation to the Board of Directors, carried out through the Shareholders' Meetings held on October 31, 2012, November 14, 2014, October 31, 2016, October 31, 2017 and October 29, 2018 of the broadest powers to: (a) determine the terms and conditions of the Program, in accordance with the provisions of the Argentine Negotiable Obligations Law No. 23,576 and other amending and regulatory rules, including the power to establish the amount thereof within the maximum amounts approved by the Shareholders' Meeting; (b) the approval and signing of all contracts and documentation related to the Program and the issuance of each class and/or series of notes under it; and (c) set the time and currency of issuance, term, price, form and conditions of payment, type and rate of interest, destination of the funds and other terms and conditions of each class and/or series of negotiable obligations that are issued under the Program; (III) the authorization to the Board of Directors to (a) approve, celebrate, grant and/or sign any agreement, contract, document, instrument and/or security related to the process and/or implementation of the extension and/or expansion and/or reduction of the amount of the Program and/or the issuance of the different classes and/or series of notes under it, that the Board of Directors deems necessary or that is required by the National Securities Commission, the country's stock markets and/or or abroad, Caja de Valores S.A. and/or other equivalent bodies; (b) request and process before the National Securities Commission the authorization for the public offering of such notes, (c) if applicable, request and process before any competent body or authorized stock market of the country and/or abroad the authorization for the listing and negotiation of such notes, and (d) carry out any act, management, presentation and/or procedure related to the Program and/or extension and/or increase of the amount of the same and/or the issuance of the different classes and/or series of notes under the Program; and (IV) the Board of Directors is authorized to subdelegate the powers and authorizations referred to in points (I), (II) and (III) above to one or more of its members, managers of the Company or to the persons determined in accordance with the provisions of current regulations.

 ITEM FOUR: CONSIDERATION OF DISTRIBUTION OF A DIVIDEND FOR UP TO ARS 9,500,000,000 (NINE BILLION FIVE HUNDRED MILLION PESOS) PAYABLE IN CASH AND/OR IN KIND, CHARGED TO THE OPTIONAL RESERVE SET UP BY RESOLUTION OF THE SHAREHOLDERS’ MEETING DATED OCTOBER 28, 2022, ON THE INCOME FOR THE FISCAL YEAR ENDED JUNE 30, 2022.

It was approved by majority of votes: (i) to release the Optional Reserve established in the Shareholders' Meeting held on October 28, 2022 on the results corresponding to the fiscal year ended on June 30, 2022 and the payment of a dividend to the shareholders according to their holdings that, adjusted for inflation according to CNV Resolution No. 777/ 2018, results in a sum for up to ARS 9,500,000,000, payable in cash or in kind valued at market price, delegating to the Company's Board of Directors the power to determine the form of payment, in cash or in kind, and the implementation of the payment, or a combination of both options.

 ITEM FIVE: CONSIDERATION OF THE ALLOCATION OF UP TO 12,670,512 (TWELVE MILLION SIX HUNDRED SEVENTY THOUSAND FIVE HUNDRED AND TWELVE) OWN SHARES TO THE SHAREHOLDERS RATABLY ACCORDING TO THEIR INTERESTS, AS PROVIDED IN SECTION 67 OF LAW 26,831.

It was approved by a majority of votes to distribute the treasury shares in the portfolio to the Shareholders in proportion to their holdings, that is the amount of 12,670,512 shares and to authorize the Board of Directors to implement the distribution of the indicated shares.

ITEM SIX: AUTHORIZATION TO CARRY OUT REGISTRATION PROCEEDINGS RELATING TO THIS SHAREHOLDERS’ MEETING BEFORE THE ARGENTINE SECURITIES COMMISSION.

The meeting approved by majority of votes to authorize attorneys-at-law María Laura Barbosa, Lucila Huidobro, Pilar Isaurralde, Carla Landi, Julia Lopez Radits and Dr. Gastón Di Iorio and Ms. Andrea Muñoz, so that, acting individually and separately, they proceed to carry out each and every one of the procedures aimed to carry out the necessary registrations of the preceding Shareholders' Meeting resolutions before the National Securities Commission, BYMA, General Inspection of Justice, and any other National, Provincial or Municipal Organism that corresponds, signing documents, accepting and implementing modifications, receiving notifications, answering views, presenting and breaking down documentation, signing edicts and everything necessary for that purpose.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

	By:	/S/ Saúl Zang
Saúl Zang
April 28, 2023		Responsible for the Relationship with the Markets